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                                   RULE 14F-1
                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS

                  INFORMATION PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              APOGEE ROBOTICS, INC.
                         330 Clematis Street, Suite 217
                            West Palm Beach, FL 33401

         This report is furnished by the Board of Directors of Apogee Robotics, Inc., a Delaware corporation ("Apogee Robotics"), to the holders of its common stock, $.001 par value.

         On March 8, 2008 Michael Anthony entered into a Stock Purchase Agreement with Zhenyu Shang. The Stock Purchase Agreement contemplates that Mr. Anthony will sell to Mr. Shang 630,000 shares of the common stock of Apogee Robotics, representing 63.4% of the outstanding common stock (the "Stock Sale"). The purchase price will be $580,000. The Stock Sale will take place ten or more days after this Report is mailed to the shareholders of record of Apogee Robotics.

         Pursuant to the terms of the Stock Purchase Agreement, at the time of the Stock Sale, Michael Anthony will submit his resignation from the Board of Directors and from his position as sole officer of Apogee Robotics. Prior to doing so, he will elect Zhenyu Shang to serve as the sole member of the Board of Directors, effective on Mr. Anthony's resignation. Mr. Shang will then appoint himself to serve as Chief Executive Officer and Chief Financial Officer of Apogee Robotics.

         This report is provided for information purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

         This report will first be mailed to the shareholders of Apogee Robotics on or about March 20, 2008.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

         Upon completion of the Stock Sale from Mr. Anthony to Mr. Shang, there will be 994,063 shares of Apogee Robotics common stock issued and outstanding, representing the only outstanding equity securities. The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of the date of completion of the Stock Sale by the following:

         o each shareholder who beneficially owns more than 5% of our common stock (on a fully-diluted basis);

         o Zhenyu Shang, who will be our Chief Executive Officer and the sole member of the Board of Directors; and

         o        all of our officers and directors as a group.

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                                                                        AMOUNT AND NATURE
          NAME AND ADDRESS OF                                             OF BENEFICIAL           PERCENTAGE
           BENEFICIAL OWNER                                                OWNERSHIP(1)            OF CLASS
           ----------------                                                ------------            --------

          Zhenyu Shang 630,000 63.4%
          Mengke Time Garden, Building D, Suite 17-2
          Nangang District, Harbin, Heilongjiang
          P.R. China
          All officers and directors                                         630,000                 63.4%
          as a group (1 person)
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                      NEW MEMBER OF THE BOARD OF DIRECTORS

         Upon the closing of the Stock Sale, the election to the Board of Zhenyu Shang will be effective, and Mr. Shang will be the sole member of the Board of Directors. Information regarding the new director follows:

                  ZHENYU SHANG is currently employed as Chairman and Chief Executive Officer of the Heilongjiang Senyu Animal Husbandry Co., Ltd., which is engaged in the business of breeding and raising hogs and boars in the People's Republic of China. Mr. Shang founded that company in 2004. From 2000 to 2004, Mr. Shang was employed as Chief Executive Officer of Heilongjiang Senyu Real Estate Development Co., Ltd. In 1996 Mr. Shang was awarded a Bachelor of Science Degree with a concentration in Law by the Heilongjiang Political Science and Law Institute. Mr. Shang is 36 years old.

         CODE OF ETHICS

         Apogee Robotics does not have a code of ethics applicable to its management, due to the small number of individuals involved in management.

         NOMINATING AND AUDIT COMMITTEE

         The Board of Directors does not have an audit committee or a nominating committee, due to the small size of the Board. The Board also does not have an "audit committee financial expert."

         SHAREHOLDER COMMUNICATIONS

         The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

         EXECUTIVE COMPENSATION

         The table below sets forth the compensation (including salary, bonuses and other compensation) paid by Heilongjiang Senyu Animal Husbandry Co., Ltd. to Zhenyu Shang for services during each of the past three years. There was no officer of Heilongjiang Senyu Animal Husbandry Co., Ltd. whose salary and bonus for services rendered during the year ended December 31, 2007 exceeded $100,000.

                            Year           Compensation
                            ----           ------------
                            2007             $10,000
                            2006             $ 9,000
                            2005             $ 7,000


                           PREVIOUS BOARD OF DIRECTORS

         The following table lists certain information regarding the individual who was the sole officer and directors of Apogee Robotics prior to the Stock
Sale:


        NAME                AGE      POSITION(S)                  DIRECTOR SINCE
        ----                ---      -----------                  --------------
        Michael Anthony     42       Director, Chief Executive    2007
                                     Officer, President,
                                     Secretary,
                                     Treasurer

      Mr. Anthony has been an officer and director of the Company since March 15, 2007. Mr. Anthony is the Managing Member of Century Capital Partners, LLC., a personal use business consulting company which he formed in May 2001. Mr. Anthony is also President and sole shareholder of Corporate Services International, a personal use business consulting company which he formed in September, 2006.

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      In addition, since November 2004, Mr. Anthony has been President and CEO of Union Equity, Inc. and its wholly owned subsidiary Home Sales 24/7, Inc. Union Equity, Inc. is an Internet based real estate marketing firm.
 On or about July 15, 2005 Mr. Anthony became an officer and director of Ubrandit.com, Inc. a reporting blank check company and resigned his position on October 31, 2006. On or about July 30, 2006 Mr. Anthony became an officer and director of Standard Commerce, Inc. a reporting blank check company and resigned his position effective August 24, 2007.

         BOARD MEETINGS AND COMMITTEES

         The Board of Directors prior to the Stock Sale had no committees. During the fiscal year ended June 30, 2007, the Board of Directors held one meeting, which was attended by Mr. Anthony.

         EXECUTIVE COMPENSATION AND COMPENSATION OF DIRECTORS

         Apogee Robotics has not paid compensation to Michael Anthony for any of his services.

                   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company hired Corporate Services International, Inc. ("CSI"); a business consulting firm for the purpose of assisting the Company in its efforts to salvage value for the benefit of its shareholders. CSI has also agreed to advise the Company as to potential business combinations. Mr. Anthony is the sole officer, director and shareholder of CSI.

         On March 16, 2007 CSI agreed to contribute a total of $40,000 as paid in capital in exchange for 630,000 shares (post-reverse-split) of restricted common stock. The company used these funds to pay the costs and expenses necessary to revive business operations. Such expenses include fees to reinstate the corporate charter with the state of Colorado; payment of all past due franchise taxes; settling all past due accounts with the transfer agent; accounting and legal fees; costs associated with bringing current its filings with the Securities and Exchange Commission, etc.

         Laura Anthony, Esquire has been the corporate and securities counsel to the Company. Laura Anthony is Michael Anthony's wife. Ms. Anthony's legal fees for the fiscal year end June 30, 2007 totaled $10,000.

         March 20, 2008                  By Order of the Board of Directors:

                                         Michael Anthony, Chairman